Exhibit 99.1

FOR IMMEDIATE RELEASE

HLS Systems International Reports Unaudited
Fiscal 2009 Third Quarter Financial Results

Q3 Financial Highlights

  Revenues of $22.9 million, an increase of 24.1% year-over-year
  Gross margin of 36.5%, as compared to 22.7% and 34.6% in the same period of last year and the quarter ended December 31, 2008, respectively
  Non-GAAP net income of $2.1 million, as compared to $2.0 million year-over-year
  $11.3 million net cash generated from operations for the quarter ended on March 31, 2009; cash and cash equivalents of $106.2 million as of March 31, 2009
  $177.7 million backlog, as compared to $164.2 million quarter-over-quarter, and $153.7 million year- over-year

Beijing, China – May 26, 2009 – HLS Systems International, Ltd. (NASDAQ: HOLI) (“HLS” or the “Company”), a leading automation and control systems and products provider in China, today announced unaudited financial results for its fiscal third quarter ended March 31, 2009 (see attached tables).

Dr. Changli Wang, HLS’ Chief Executive Officer, stated, “We are pleased to deliver a solid quarterly financial performance with strong momentum from the industrial automation and rail segments. We improved our revenues, gross margins, and generated an operating cash flow of $11.3 million. HLS continued to further establish itself as one of the major players in the high-speed rail automation and control segment this quarter through winning a new contract to provide its Train Control Center products to the Zhengzhou-Xian High-Speed Railway project. This follow-on contract is valued at approximately $15 million, which is in addition to HLS’ previous contract win of over $22 million last year for the same project.”

Dr. Wang continued, “HLS is currently benefitting from China’s favorable political and economic environment during the economic slowdown. Following the RMB4 trillion stimulus package, on May 12, 2009, the Chinese government also announced the Equipment Manufacturing Industry Revitalization Action Plan, which is aimed at increasing the usage of domestic manufactured equipment in ten key industries including: the high-speed rail, urban rail transportation, and clean energy industries. The plan includes government provided value-added tax (VAT) refunds to domestic equipment manufacturers, more stringent monitoring of major equipment procurement to favor domestic equipment, and insurance programs for the first-time adoption of domestic made equipment in commercial projects. We feel that this action plan will better position HLS to compete with international competitors for projects in the industrial, rail, nuclear, and clean energy sectors.”

HLS Systems International, Ltd.	Page 2
May 26, 2009

Fiscal 2009 Third Quarter Unaudited Financial Results Summary

To facilitate a clear understanding of HLS, a summary of unaudited non-GAAP financial results is included below.

In USD thousands, except share numbers and EPS

	Q3 FY2009		Q3 FY2008
	Amount	% to Revenue	Amount	% to Revenue	Y-O-Y % CHANGE

Revenues	$22,899	100.0%	$18,458	100.0%	24.1%
Integrated Contract Revenue	$21,329	93.1%	$16,667	90.3%	28.0%
Products Sales	$1,570	6.9%	$1,791	9.7%	-12.3%
Cost of Revenues	$14,544	63.5%	$14,268	77.3%	1.9%
Gross Profit	$8,355	36.5%	$4,190	22.7%	99.4%
Total Operating Expenses	$5,690	24.8%	$3,334	18.1%	70.7%
Selling	$2,279	10.0%	$1,647	8.9%	38.4%
General and Administrative	$2,586	11.3%	$2,270	12.3%	13.9%
Research and Development	$2,128	9.3%	$1,180	6.4%	80.3%
VAT Refunds	$(1,303)	-5.7%	$(1,763)	-9.6%	-26.1%
Income from Operations	$2,665	11.6%	$856	4.6%	211.2%
Non-GAAP Net Income	$2,075	9.1%	$2,016	10.9%	3.0%
Basic Non-GAAP EPS	$0.05		$0.05		-6.0%
Diluted Non-GAAP EPS	$0.05		$0.05		-6.0%
Stock-based Compensation Cost
for Options	$99	0.4%	$47	0.3%	109.1%
Net Income (GAAP)	$1,976	8.6%	$1,968	10.7%	0.4%
Basic GAAP EPS	$0.04		$0.05		-8.3%
Diluted GAAP EPS	$0.04		$0.05		-8.4%
Basic Weighted Average
Common Shares Outstanding	45,942,614		41,964,592		9.5%
Diluted Weighted Average
Common Shares Outstanding	45,987,015		41,974,193		9.6%

HLS Systems International, Ltd.	Page 3
May 26, 2009

For the three months ended March 31, 2009, total revenues increased 24.1% to $22.9 million, from $18.5 million in the comparable prior fiscal year period. Of the total revenues, revenue from integrated contracts increased 28.0% to $21.3 million, from $16.7 million for the same period of the prior year. The Company’s integrated contract revenue by segment was as follows:

  $14.4 million, or 67.7%, related to Industrial Automation & Control;
  Rail and subway was $5.8 million, or 27.0%, of which $4.1 million, or 19.0%, was from Rail Signaling and Control projects, and $1.7 million, or 8.0%, was from Subway System Integration projects;
  $0.6 million, or 2.8%, related to Nuclear Plant Control projects; and
  $0.5 million, or 2.5%, related to miscellaneous contracts.

For the three months ended March 31, 2009, HLS’ total cost of revenues was $14.5 million, compared to $14.3 million for the same period of the prior year. The cost of integrated contracts increased to $14.2 million, or 66.5% of integrated contract revenue, for the three months ended March 31, 2009, compared to $14.0 million, or 83.9%, for the same period of the prior year.

As a percentage of total revenues, overall gross margin improved to 36.5% for the three months ended March 31, 2009, up from 22.7% for the prior fiscal year period. The gross margin for integrated contracts was 33.5% for the three months ended March 31, 2009, compared to 16.1% for the same period of the prior year, largely due to higher gross margin in industrial automation and rail revenue recognized for the quarter ended March 31, 2009.

For the three months ended March 31, 2009, selling expenses were $2.3 million, an increase of $0.7 million, compared to $1.6 million for the same period of the prior year. As a percentage to total revenues, selling expenses were 10.0% and 8.9% for the three months ended March 31, 2009 and 2008, respectively.

General and administrative expenses were $2.6 million for the three months ended March 31, 2009, or 11.3% as a percentage of total revenues, compared to $2.3 million, or 12.3%, for the same period of the prior year.

Research and development (“R&D”) expenses were $2.1 million for the three months ended March 31, 2009, compared to $1.2 million for the same period of the prior year. As a percentage to total revenue, R&D expenses were 9.3% and 6.4% for three months ended March 31, 2009 and 2008, respectively. The increase was mainly due to increased R&D activities.

For the three months ended March 31, 2009, non-GAAP net income, excluding non-cash stock compensation cost, was $2.1 million, or $0.05 per diluted share based on 46 million shares outstanding. This represents an increase of $0.1 million, or 3.0%, over the $2.0 million, or $0.05 per share, based on 42 million shares outstanding, reported in the prior year period. On a GAAP basis, net income was $2.0 million, or $0.04 per diluted share, based on 46 million shares outstanding, compared to net income of $2.0 million, or $0.05 per diluted share, based on 42 million shares outstanding, for the same period of the prior year.

HLS Systems International, Ltd.	Page 4
May 26, 2009

Backlog Highlights

HLS’ backlog as of March 31, 2009 was $177.7 million, compared to $164.2 million at December 31, 2008, and $153.7 million at March 31, 2008. The detailed breakdown for the backlog by segment is as followings:

  $56.6 million related to Industrial Automation & Control, or 31.9% of the total backlog;
  $50.2 million related to System Integration projects for Subway, or 28.2% of the total backlog;
  $68.1 million related to Rail Signaling and Control projects, or 38.3% of the total backlog;
  $2.8 million related to Nuclear and other miscellaneous contracts, or 1.6% of the total backlog.

Cash Flow Highlights

HLS generated an operating cash flow of $11.3 million for the three months ended March 31, 2009. Including investing and financing activities, the total net cash inflow for the three months ended March 31, 2009 was $19.8 million.

Balance Sheet Highlights

As of March 31, 2009, HLS’ cash and cash equivalents were $106.2 million, compared to $86.4 million at December 31, 2008. Days Sales Outstanding (“DSO”) for the quarter ended March 31, 2009 is 250 days, reduced from 289 days for the prior year period, but significantly increased from 114 days for the quarter ended December 31, 2008 mainly due to seasonally lower revenues.

Outlook for FY 2009

Dr. Wang concluded, “HLS’ management team is committed to delivering strong and sustainable growth to our shareholders. We are well on track to achieve our previously provided annual guidance for FY 2009 of revenues between $150 million and $165 million and gross margin between 30% and 35%. We continue to see more opportunities in each of HLS’ business segments, especially in high-speed rail, driven by the government’s economic stimulus package. HLS is currently in a strong financial position with over $106 million in cash, which we expect will enable us to carry out HLS’ corporate strategic plan to accelerate HLS growth.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET on Wednesday, May 27, 2009. Interested parties may participate in the call by dialing (888) 787-0460 (U.S.) or (706) 679-3200 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the HLS Systems conference call. In addition, the conference call will be broadcast live over the internet at http://investor.shareholder.com/media/eventdetail.cfm?eventid=68212&CompanyID=HLS&e=1&mediaKe y=8DD3979970F58831B44C9F0414C1FF38.

HLS Systems International, Ltd.	Page 5
May 26, 2009

The internet audio stream will be available for 30 days after the call. A recorded replay of the call will also be available until 12:00 a.m. Eastern Time on May 29, 2009. Listeners may dial 800-642-1687 (Domestic) or 706-645-9291 (International) and use the code 96834383 for the phone replay.

About HLS Systems International

HLS Systems International is a leading automation and control systems and products provider in China. Founded in 1993, HLS has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway & nuclear industries. Its product lines include Distributed Control Systems (DCS) and Programmable Logic Controllers (PLC), high-speed railway Train Control Centers (TCC) and Automatic Train Protection (ATP), and safety controls for nuclear power plants. HLS is the only certified domestic automation control systems provider to the nuclear industry in China. HLS is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of China’s Equipment Manufacturing Industry Revitalization Action Plan on the Company’s ability to win additional projects; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

HLS Systems International, Ltd.	Page 6
May 26, 2009

For further information, please contact:

In Beijing:
Jennifer Zhang
Investor Relations
HLS Systems International Ltd.
(8610) 5898-1386
investors@hollysys.com

In New York:
Adam Prior
The Equity Group Inc.
(212) 836-9606
aprior@equityny.com

HLS Systems International, Ltd.	Page 7
May 26, 2009

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended March 31,		Nine months ended March 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$21,328,566	$16,667,323	$107,511,907	$83,474,562
Products sales	1,570,426	1,790,719	5,217,848	6,095,325
Total revenues	22,898,992	18,458,042	112,729,755	89,569,887
Cost of integrated contracts	14,173,795	13,992,001	71,357,962	62,052,363
Cost of products sold	370,402	275,809	1,786,610	2,295,925
Gross profit	8,354,795	4,190,232	39,585,183	25,221,599
Operating expenses
Selling	2,278,944	1,647,200	7,695,185	7,028,745
General and administrative	2,586,052	2,269,647	23,858,389	24,365,980
Research and development	2,127,975	1,180,254	5,236,663	2,861,561
VAT refunds	(1,302,685)	(1,763,024)	(4,176,354)	(4,663,981)
Total operating expenses	5,690,286	3,334,077	32,613,883	29,592,305
Income (loss) from operations	2,664,509	856,155	6,971,300	(4,370,706)
Other income (expense), net	(89,014)	82,305	783,560	(36,998)
Share of net gains (losses) of equity investees	(252,907)	108,387	132,548	471,662
Government subsidy	14,819	1,150,799	1,249,067	2,428,955
Interest expense, net	(130,832)	(198,224)	(726,491)	(3,930,190)
Income (loss) before income taxes	2,206,575	1,999,422	8,409,984	(5,437,277)
Income taxes expenses (credit)	2,878	(209,464)	2,219,865	685,012
Income (loss) before minority interest	2,203,697	2,208,886	6,190,119	(6,122,289)
Minority interest	227,514	240,400	4,012,393	1,373,134
Net income (loss)	$1,976,183	$1,968,486	$2,177,726	$(7,495,423)
Weighted average number of common shares	45,942,614	41,964,592	44,606,848	33,373,132
Weighted average number of diluted common shares	45,987,015	41,974,193	44,621,648	33,373,132
Basic earnings (loss) per share	0.04	0.05	0.05	(0.22)
Diluted earnings (loss) per share	0.04	0.05	0.05	(0.22)
Other comprehensive income (loss)
Net income (loss)	1,976,183	1,968,486	2,177,726	(7,495,423)
Translation adjustments	(324,925)	3,225,628	431,070	6,422,572
Comprehensive income (loss)	$1,651,258	$5,194,114	$2,608,796	$(1,072,851)

HLS Systems International, Ltd.	Page 8
May 26, 2009

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$106,237,008	$86,433,081
Contract commitment deposit in banks	6,125,887	6,108,769
Accounts receivable, net of allowance for doubtful accounts of	55,000,421	61,535,561
$5,781,307 and $5,129,999
Cost and estimated earnings in excess of billings, net of allowance for	45,123,125	46,727,333
doubtful accounts of $787,460 and $722,693
Other receivables, net of allowance for doubtful accounts of $191,648	3,794,761	3,121,150
and $243,855
Advances to suppliers	7,393,679	9,244,172
Amount due from related parties	7,021,251	6,343,320
Inventories, net of provision of $427,789 and $460,865	21,756,105	21,155,570
Prepaid expenses	1,551,788	373,971
Deferred tax assets	958,096	722,456
Total current assets	254,962,121	241,765,383

Property, plant and equipment, net	45,560,157	31,343,861
Long term investments	10,523,337	10,715,614
Long term deferred expenses	107,013	122,541
Deferred tax assets	647,953	673,138

Total assets	311,800,581	284,620,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	5,851,461	5,862,953
Current portion of long-term loans	7,314,326	7,328,692
Accounts payable	39,399,255	29,542,186
Deferred revenue	27,722,572	19,020,953
Accrued payroll and related expense	4,209,740	5,943,049
Income tax payable	1,871,771	1,901,730
Warranty liabilities	2,136,529	2,049,842
Other tax payables	6,965,456	8,933,977
Accrued liabilities	2,707,546	3,299,301
Amounts due to related parties	1,455,552	2,022,007
Deferred tax liabilities	377,363	544,811
Total current liabilities	100,011,571	86,449,501

Long-term bank loans	11,702,921	-
Long-term bonds payable	11,702,921	11,725,907

Total liabilities	123,417,413	98,175,408

Minority interest	21,292,467	21,104,906

Commitments and contingencies	-	-

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares	45,943	43,943
authorized, 43,942,614 and 45,942,614 shares issued and outstanding
Additional paid-in capital	108,853,190	108,755,971
Appropriated earnings	11,676,276	11,676,276
Retained earnings	32,720,210	30,744,027
Cumulative translation adjustments	13,795,082	14,120,007
Total stockholder’s equity	167,090,701	165,340,224

Total liabilities, minority interests and stockholders' equity	$311,800,581	$284,620,538

HLS Systems International, Ltd.	Page 9
May 26, 2009

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended	Three months ended
	March 31, 2009	December 31, 2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,976,183	$(5,898,717)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	227,514	2,608,463
Depreciation and amortization	575,630	564,230
Allowance for doubtful accounts	985,126	6,072
Provision (reversal) for inventories	(33,076)	(135,581)
Loss on disposal of property, plant and equipment	41,905	2,540
Loss on deemed acquisition of a subsidiary	-	18,984
Share of net losses (gains) from equity investees	252,907	(611,218)
Amortization of expenses accrued for bond payable	15,294	16,791
Stock-based compensation	99,219	17,044,394
Deferred tax assets (liabilities)	(377,903)	302,046
Changes in operating assets and liabilities:
Accounts receivable	7,102,015	(2,355,863)
Inventories	(567,460)	2,245,292
Advance to suppliers	1,850,493	8,166
Other receivables	(652,111)	558,080
Deposits and other assets	(755,497)	(4,434)
Due from related parties	(676,800)	(2,942,084)
Accounts payable	(2,625,026)	3,769,242
Advance from customers	8,701,619	(6,564,551)
Accruals and other payable	(2,320,481)	244,917
Due to related parties	(566,455)	539,653
Tax payable	(1,998,480)	2,797,591
Net cash provided by operating activities	11,254,616	12,214,013
Cash flows from investing activities:
Purchase of property, plant and equipment	(2,913,264)	(82,478)
Proceeds from disposing property, plant and equipment	758	5,066
Repayment from (Advance to) related parties	(81,788)	1,417,973
Dividends from long-term investments	-	69,609
Acquisition of a subsidiary, net of cash acquired	-	(439,638)
Net cash provided by (used in) investing activities	(2,994,294)	970,532
Cash flows from financing activities:
Repayments of short-term loans		(2,930,467)
Proceeds from long-term bank loans	11,718,349	-
Net cash provided by (used in) financing activities	11,718,349	(2,930,467)
Effect of foreign exchange rate changes	(174,744)	(879,244)
Net increase (decrease) in cash and cash equivalents	$19,803,927	$9,374,834
Cash and cash equivalents, beginning of period	86,433,081	77,058,247
Cash and cash equivalents, end of period	$106,237,008	$86,433,081

HLS Systems International, Ltd.	Page 10
May 26, 2009

Reconcile GAAP Net Income (Loss) to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended March 31,		Nine months ended March 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	$1,976,183	$1,968,486	$2,177,726	$(7,495,423)
Adjustments:
Amortization of discount and interest on notes payable related to bridge loan	-	-	-	3,244,434
Stock-based compensation cost for incentive shares	-	-	17,000,000	17,000,000
Stock-based compensation cost for options	99,219	47,445	188,007	47,445
Non-GAAP net income	$2,075,402	$2,015,931	$19,365,733	$12,796,456